Exhibit 21

IRIS International, Inc.

List of Subsidiaries

Subsidiary	Jurisdiction	% Owned
StatSpin, Inc.	Massachusetts	100%

Iris Global Network, Inc.	Delaware	100%

Poly U/A Systems, Inc.	Delaware	100%

Advanced Digital Imaging Research, LLC	Texas	100% owned by StatSpin, Inc.

Iris Diagnostics France S. A.	France	100% owned by Iris Global Network, Inc.

Iris Deutschland GmbH	Germany	100% owned by Iris Global Network, Inc.

IRIS Molecular Diagnostics, Inc.	Delaware	100%